

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2018

William J. Rouhana, Jr.
Chairman and Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, CT 06807

Re: **Chicken Soup for the Soul Entertainment, Inc.**
Draft Registration Statement on Form S-1
Submitted May 4, 2018
CIK No. 0001679063

Dear Mr. Rouhana, Jr.:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted May 4, 2018

General

1. Please advise regarding the reference to Class A Common Stock in note 1 to the fee table on the registration statement cover page, as this is an offering of preferred stock.

2. Please tell us who you engaged to assist with the valuation of Screen Media and whether the valuation of equity issued as partial consideration reflected the immediate increase in fair value of your equity that resulted from the transaction.

3.   We note that one of your current long-form video content projects includes *Chicken Soup for the Soul's Hidden Heroes*. We further note disclosures from the Form 1-A POS filed on August 8, 2017 that you and CSS have several agreements with the Foundation, on whose advisory board your CEO sits. You disclose that one such agreement includes sponsorship by the Foundation for a Saturday morning family television show, *Chicken Soup for the Soul's Hidden Heroes*. For the years ended December 31, 2016 and 2015, you recognized revenue of $3,734,884 and $1,431,818, respectively, from this sponsorship. However, we do not see similar disclosure within the Form S-1 or the Form 10-K for the fiscal year ended December 31, 2017. Please identify for us the Foundation and explain to us in detail regarding the nature of the agreement and how you earn revenues from this affiliate. Also, please provide additional disclosures in the filing.

Summary Consolidated Financial Information
Reconciliation of Historical GAAP Net Income as Reported to Adjusted EBITDA, page 7

4.   We note you disclose Adjusted EBITDA because you believe it provides useful information in that it excludes amounts that are not indicative of your core operating results and ongoing operations. Therefore, it appears the calculation should be revised to exclude the one-time gain on the purchase of Screen Media. Refer to Question 100.03 of the non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Risk Factors
We are currently able to pay dividends under the most restrictive covenants in our Bank Loan Facility, page 14

5.   Please disclose the circumstances and specific financial covenants that would be lead to events of default under your Bank Loan Facility so that potential Series A Preferred Stock investors can better evaluate this risk.

If our common stock is delisted, the ability to transfer or sell shares of the Series A Preferred Stock may be limited..., page 15

6.   We note your statement that "If our common stock is delisted from the Nasdaq Global Market, it is likely that the Series A Preferred Stock will be delisted from the Nasdaq Capital Market as well…" Explain why this would be the case, given that the Nasdaq Global Market and the Nasdaq Capital Market have different listing standards. Revise to disclose the differences between the Nasdaq Global Market and the Nasdaq Capital Market and why you are choosing to have the Series A Preferred Stock listed on the Nasdaq Capital Market while your common stock is listed on the Nasdaq Global Market.

Use of Proceeds, page 27

7.   Because you have no current specific plan for the proceeds, revise to further explain your principal reasons for this offering pursuant to Item 504 of Regulation S-K.

Exclusive Forum Selection, page 33

8.   Please add a risk factor discussing the effects of your exclusive forum provision and potential impact on the rights of investors, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors. Additionally discuss the enforceability of the provision.

        Please contact John Dana Brown at (202) 551-3859 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

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